Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
JLT Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JLT Capital Partners, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of JLT Capital Partners, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JLT Capital Partners, LLC 's management. Our responsibility is to express an opinion on JLT Capital Partners, LLC 's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JLT Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as JLT Capital Partners, LLC's auditor since 2017.

Bethlehem, Pennsylvania

February 11, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

JLT CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	52,893
Accounts receivable		1,074,247
Prepaid expenses		6,894
Furniture and computer equipment at cost,		
less accumulated depreciation of $7,713		8,266
Total Assets	$	1,142,300

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	6,422
Member's equity		1,135,878
Total liabilities and member's equity	$	1,142,300

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

JLT Capital Partners LLC (the "Company") was organized as a Limited Liability Company on May 6, 2011, in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on January 23, 2012. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company serves as a marketing and solicitation agent for investment managers and investment advisors. The Company is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by the Financial Industry Regulatory Authority.

The Company does not claim an exemption from SEC Rule 15c3-3 and is in reliance on footnote 74 to SEC Release 34-70073.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Revenue recognition
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on May 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09.

The principal source of operating revenue is placement fees in the form of revenue sharing for services related to soliciting and obtaining suitable investors for certain client investment Funds. The Company's revenue is recognized on an accrued basis once prospective investors commit investment funds at a client Fund's closing event at the point of which all obligations have been met.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company, is a disregarded entity for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the members individual tax return.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

The Company is subject to New Hampshire business profits and business enterprise tax.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Accounts Receivable

The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2020, the Company has not recorded an allowance for any potential non-collection.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets
The Company capitalizes major capital expenditures. Depreciation is based on straight line method over the following useful lives:

Computer equipment	3 years
Furniture and fixtures	7 years

Depreciation expense for the year ended December 31, 2020 was $2,488.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 20120, the Company had net capital of $46,471, which was $41,471 in excess of the FINRA minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2019 was .14 to 1.

4. RELATED PARTY TRANSACTIONS

The Company occupies its office facilities in the personal residence of the Managing Member, James Tovey. Rent charged to the Company is $1,600 a month. For the year ended December 31, 2020, the company had recorded $19,200 for occupancy expense. The Company also pays health insurance premiums for its member. The Company had paid $16,224 for insurance expense. The Company does not have any other commitments as of December 31, 2020. The future minimum rental payments for this commitment is $19,200.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2020, two customers accounted for 92% of the Company's revenue. The revenue percentages are 81% and 11%, respectively. These two customers accounted for 12% and .5%, respectively of accounts receivable as of December 31, 2020.

6. RISK AND UNCERTAINTIES

During the year of 2020, Coronavirus Disease (COVID-19) has begun causing major disruptions to the economy. The financial impacts to the Company will likely result in significantly reduced revenues for at least the first quarter of 2021, and possibly beyond. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

7. SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2020, and February 11, 2021, when the financial statements were issued.